November 2, 2011

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that Prof. Yitzhak Peterburg will rejoin the Company’s board of directors, effective January 1, 2012. Prof. Petersburg had previously served on the board from June 2009 to July 2010 prior to joining Teva’s management team in August 2010. Prof. Peterburg has served as Teva’s Group Vice President — Global Branded Products since August 2010 at the special request of Shlomo Yanai, President and CEO.

Prof. Peterburg’s term of office will extend until Teva’s 2013 annual meeting of shareholders. Prof. Peterburg resigned from his executive position at Teva.

“I am delighted to have Yitzhak rejoin Teva’s board of directors,” said Dr. Phillip Frost, Teva’s Chairman of the Board. “Teva’s board brings together a wide range of experiences and vast expertise in different fields. I am certain that Yitzhak’s added insight into Teva as a senior executive over the past year will further enhance his contribution to the board’s work.”

Prior to his association with Teva, Prof. Peterburg served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and as Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. He received a doctoral degree in Health Administration from Columbia University in 1987 and a M.Sc. degree in Information Systems from the London School of Economics in 1990.

Teva Pharmaceutical Industries Ltd.